

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

January 8, 2016

<u>Via E-mail</u>
Mr. Richard C. Buterbaugh
Chief Financial Officer
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119

> **Re: Laredo Petroleum, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
> **Filed November 5, 2015**
> **Response Letter dated October 23, 2015**
> **File No. 1-35380**

Dear Mr. Buterbaugh:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business

Proved Undeveloped Reserves, page 17

1.   We have read the information you provided in response to prior comments two and three, regarding your proved undeveloped (PUD) reserves, and require further clarification with respect to the following points.

- Please reconcile between the actual periodic and cumulative conversion rates reflected in the PUD reserve rollforward with the view that you would be able to complete development of the PUD reserves reported as of December 31, 2014 in accordance with the five year requirement of Rule 4-10(a)(31)(ii) of Regulation S-X. With regard to scheduled conversions that exceed your historical rates of development, explain the rationale and factual basis underlying any view that economic recovery and development within the five-years from initial disclosure of the reserves are reasonably certain to occur. Please identify any assumptions you have made in formulating this view and describe the extent to which variation or resolution of the related uncertainties may impact your development plans.

- Submit a schedule showing your development plans for each reserve strata as of December 31, 2014, indicating the specific year in which the PUD reserves are scheduled and reasonably expected to be developed, the capital expenditures that have been approved for such development and which you reasonably expect will be incurred for these particular sites according to these development plans.

- Submit a schedule comparing PUD conversion capital expended each period in the last five years (along with the corresponding volumes converted) to total development capital incurred each year; and contrast the trend in the conversion expenditures (and volumes converted) with the growth in your PUD reserves over this same timeframe. Please describe the nature of development activities on properties for which you had not established PUD reserves, and which did not therefore result in conversion of PUD reserves, with details sufficient to understand your rationale. Please also submit a tabulation of these costs according to their nature for each of the past five years.

- Please reconcile the de-booked PUD reserves show in Exhibit A to the corresponding figures in Exhibit B, provide explanations for any differences that are not presented in error, and for each material change to derecognize PUD reserves, identify the particular factors underlying the reserve determination that immediately preceded de-recognition that changed and caused your view of economic recoverability and development to no longer be supportable.

Given the nature of concerns outlined above we believe that you should consider the extent to which your PUD reserves correspond to those properties that you reasonably expect to develop as scheduled and in due course at the time of completing each reserve report and reaffirming your development plans. If you have not fully considered reasonably possible variation in the factors that are necessary to support a view that economic recoverability and development of the PUD reserves within the five-year timeframe are reasonably certain to occur, you should revise your reserve booking procedures to take such reasonably possible variation into account, with the aim of strengthening the correlation between your development activities and PUD conversion. Please describe any revisions that you propose to address these concerns.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey - Petroleum Engineer at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources